Mail Stop 6010


								November 4, 2005


Rajat Bahri
Chief Financial Officer
Trimble Navigation Limited
749 North Mary Avenue
Sunnyvale, California  94085


	Re:	Trimble Navigation Limited
		Form 10-K for year ended December 31, 2004
		Filed March 15, 2005
		File No. 001-14845

Dear Mr. Bahri:

	We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.


								Sincerely,



								Martin F. James
								Senior Assistant Chief
Accountant